Exhibit (a)(5)(E)

CIM Commercial Trust Announces Results of Tender Offer for Series L Preferred Stock

DALLAS—November 20, 2019— CIM Commercial Trust Corporation (NASDAQ: CMCT and TASE: CMCT-L) (“we”, “our” or the “Company”), a real estate investment trust that principally acquires, owns, and operates Class A and creative office assets in vibrant and improving metropolitan communities throughout the United States, announced today the results of its cash tender offer to purchase up to 2,693,580 shares of its Series L Preferred Stock (the “Tender Offer”) at a price of $29.12 U.S. dollars (“USD”) per share (of which $1.39 USD reflects the amount of dividends on the Series L Preferred Stock that accrued through today), as converted to New Israeli Shekels (“ILS”), less any applicable withholding taxes, which expired at 4:00 P.M., Israel time (9:00 A.M., New York time), on November 20, 2019.

Based on the counts provided by the coordinator of the Tender Offer in Israel (the “Israeli Tender Offer Coordinator”) and the U.S depositary for the Tender Offer, the Tender Offer was oversubscribed, with a total of 7,964,328 shares of Series L Preferred Stock properly tendered and not properly withdrawn in the Tender Offer. As a result, based on such counts, the proration factor for the Tender Offer is approximately 33.82%.

In accordance with the terms and conditions of the Tender Offer, the Company expects to purchase, on a pro rata basis, 2,693,580 shares of Series L Preferred Stock at an aggregate purchase price of $78,437,049.60 USD, excluding fees and expenses related to the Tender Offer. The shares expected to be purchased represent one-third of the outstanding shares of Series L Preferred Stock.

Pursuant to the terms of the Tender Offer, payment for shares of Series L Preferred Stock purchased in the Tender Offer will be made in cash in ILS based on the weighted average of the USD/ILS exchange rates of all the transactions (which may be one or more) completed by the financial institution through which payment is converted by the Company from USD to ILS. Such conversion is expected to occur on November 21, 2019 (Israel Time). Following the conversion, the Company will announce the applicable weighted average conversion rate and the price per share of Series L Preferred Stock purchased in the Tender Offer in ILS, and will pay or cause to be paid in ILS in respect of all shares of Series L Preferred Stock accepted for purchase in the Tender Offer.

Questions and requests for assistance by holders of the Series L Preferred Stock in respect of the Tender Offer may be directed to Israel Brokerage & Investments, I.B.I. Ltd, the Israeli Tender Offer Coordinator, at +972-3-5197915, or to Georgeson LLC, the U.S. information agent, at (800) 903-2897.

IMPORTANT NOTICE

This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any securities of the Company, including the Series L Preferred Stock.

ABOUT CIM COMMERCIAL TRUST CORPORATION

CIM Commercial Trust is a real estate investment trust that primarily acquires, owns, and operates Class A and creative office assets in vibrant and improving metropolitan communities throughout the United States.  Its properties are primarily located in Los Angeles and the San Francisco Bay Area.  CIM Commercial Trust is operated by affiliates of CIM Group, L.P., a vertically-integrated owner and operator of real assets with multi-disciplinary expertise and in-house research, acquisition, credit analysis, development, financing, leasing, and onsite property management capabilities. (www.cimcommercial.com).

FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” regarding the Tender Offer. Such forward-looking statements are based on particular assumptions that management of the Company has made in light of its experience, as well as its perception of expected future developments and other factors that it believes are appropriate under the circumstances. Forward-looking statements are necessarily estimates reflecting the judgment of the Company and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. For a list and description of the risks and uncertainties inherent in forward-looking statements, see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and the Schedule TO relating to the Tender Offer.

Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. The Company undertakes no obligation to publicly update or release any revisions to its forward-looking statements, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise, except as required by law.

For CIM Commercial Trust Corporation

Media Relations:

Bill Mendel, 212-397-1030

bill@mendelcommunications.com

Or

Investor Relations:

Steve Altebrando, 646-652-8473

investors@cimcommercial.com